Exhibit 99.1

NASDAQ: APM

MEDIA RELEASE
FOR IMMEDIATE RELEASE

USD$90 million initiative between A*Star, Aptorum Group and Aeneas Capital to drive healthcare innovations

Hong Kong / Singapore, Apr 24, 2019

Aptorum Group Limited (Nasdaq: APM), Aeneas Capital Limited, and A*ccelerate Technologies Pte Ltd, the enterprise office of the Agency for Science, Technology and Research (A*STAR), have signed a USD$90 million agreement to co-create local deep tech start-ups in the healthcare and life sciences sector. This agreement, is the latest in a series of venture co-creation (VCC) agreements signed by A*ccelerate to strengthen the start-up ecosystem in Singapore.

Through this agreement, Aptorum Group and A*ccelerate are looking at creating up to 20 deep tech ventures in Singapore over the next five years. These enterprises will leverage technologies co-developed by A*STAR research institutes and Aptorum Group. As part of this agreement, the parties involved will also support the start-ups’ growth through actively nurturing the entrepreneurs. This will be done by connecting them to the relevant market partners, and clients, using Aptorum Group’s worldwide network.

The key focus area in this initiative would be the healthcare and life sciences sector. One of the areas both parties are looking into is the translation of A*STAR’s capabilities in medical image analytics and augmented reality, into real-time 2D and 3D magnetic resonance imaging (MRI) surgical imaging solutions for applications in the field of surgical robotics. This solution would empower healthcare providers in Singapore, the region and globally with more accurate imaging of their patients.

Aptorum Group and Aeneas Capital will also be launching an up to USD$200 million healthcare and life science strategic investment fund. This fund could be used to invest into the local biotech ecosystem, and bring about greater vibrancy to the Singapore economy. Aptorum Group and Aeneas Capital will also make acquisitions in identified technologies and businesses globally.

“This agreement is testament to the vibrancy of Singapore’s biotech ecosystem, as well as the private sector’s confidence in A*STAR’s capabilities in deep tech and biomedical research,” said Mr Philip Lim, CEO of A*ccelerate. “Aptorum Group’s focus on creating value in diagnostics, surgical robotics and therapeutics through technological innovation makes them an ideal partner for us. We look forward to co-creating local start-ups that will push the boundaries of healthcare innovation and strengthen Singapore’s future economy.”

NASDAQ: APM

Founder and CEO of Aptorum Group and Founder of Aeneas Capital Mr. Ian Huen commented: “Aptorum’s vision is to advance the quality of human life and patient care by facilitating the development of medical and life science innovations. Our collaboration with A*STAR A*ccelerate as Venture Co-Creation partner is very exciting, allowing us to access and develop the excellent expertise and technological ecosystems in Singapore through a strong partner such as A*STAR and to strengthen the links between research, innovation and enterprise. We strongly believe that the partnership will undoubtedly yield a number of strong venture businesses that will be eventually recognised worldwide and further catapult Singapore as a core global player for technological advancements and commercialisation hub.”

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. The company is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas, as well as non-therapeutic areas such as surgical robotics and medical clinic in Hong Kong (Talem Medical) with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about the Company, please visit www.aptorumgroup.com.

About Aeneas Capital Limited

Aeneas Capital, a subsidiary of Aeneas Group Limited, is a multi-disciplinary digital focused financial institution with cross border capabilities and technology services. Aeneas Capital Limited is regulated by the Hong Kong Securities & Futures Commission in respect of investment management, securities brokerage and investment advisory activities in Hong Kong. Aeneas Capital businesses span across a broad range of investment products and regions, servicing a vast array of professional investors, institutions and corporate clients.

For more information on Aeneas Group, please visit www.aeneasgroup.com.

About the Agency for Science, Technology and Research (A*STAR)

The Agency for Science, Technology and Research (A*STAR) is Singapore’s lead public sector agency that spearheads economic oriented research to advance scientific discovery and develop innovative technology. Through open innovation, we collaborate with our partners in both the public and private sectors to benefit society.

As a Science and Technology Organisation, A*STAR bridges the gap between academia and industry. Our research creates economic growth and jobs for Singapore, and enhances lives by contributing to societal benefits such as improving outcomes in healthcare, urban living, and sustainability.

We play a key role in nurturing and developing a diversity of talent and leaders in our Agency and research entities, the wider research community and industry. A*STAR’s R&D activities span biomedical sciences and physical sciences and engineering, with research entities primarily located in Biopolis and Fusionopolis.

For ongoing news, visit www.a-star.edu.sg.

NASDAQ: APM

About A*ccelerate Technologies Pte Limited

A*ccelerate is the commercialisation arm of the Agency for Science, Technology and Research (A*STAR), Singapore’s lead agency for fostering world-class scientific research and talent. As a one-stop resource, A*ccelerate supports A*STAR in transforming the economy through driving innovation and commercialising its research outcomes.

Also known as Accelerate Technologies Pte Ltd, A*ccelerate enhances the research output of A*STAR scientists by translating and accelerating their inventions and intellectual capital into marketable products, processes and services. Through shaping and facilitating licensing deals and spin-offs, A*ccelerate actively engages industry leaders and players to commercialise A*STAR’s technologies and apply them to building ecosystems that benefit business, industry and economy.

Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited, Aeneas Capital Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group and Aeneas Capital have based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F filed with the SEC and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group and Aeneas Capital assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Enquiries:

For Aptorum Group Limited

Contact

Investor Relations and Media

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Website: http://www.aptorumgroup.com

For Aeneas Capital Limited

Contact

Investor Relations and Media

Tel: +852 3469 7988

Email: ir@aeneasgroup.com

Website: http://www.aeneasgroup.com

For A*STAR

Derrick Reginald Wong

Senior Officer, Corporate Communications

Agency for Science, Technology and Research

Tel: +65 6517 7970

HP: +65 9639 9900

Email: derrick wong@hq.a-star.edu.sg

 3